02037448

PE
7/8/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 08 2002
WASH, D.C. 152

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SBS Broadcasting S.A.

(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING

FOR IMMEDIATE RELEASE

SBS BROADCASTING RECEIVES NOTICE FROM ITI GROUP OF THE POSTPONEMENT OF ITS IPO DUE TO ADVERSE MARKET CONDITIONS

Luxembourg, July 3, 2002 -- ITI Holdings S.A. ("ITI") notified SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) late yesterday that ITI is postponing its proposed share offering and Warsaw Stock Exchange listing (the "ITI IPO") due to adverse market conditions.

As previously announced, on June 21, 2002, SBS entered into a share purchase agreement (the "agreement") with ITI pursuant to which SBS agreed to sell its 33% equity stake in TVN Sp.z o.o. ("TVN") to ITI for $150 million in cash and 666,666 SBS common shares currently owned by ITI. The agreement is conditional upon the completion of the ITI IPO and certain other conditions. The agreement remains in effect until December 31, 2002, at which time either party has the right to terminate the agreement if the ITI IPO has not yet occurred.

Forward-Looking Statements

Some of the statements in this press release are forward-looking. These forward-looking statements include statements relating to the completion of the ITI IPO and the consummation of the transactions contemplated by the agreement. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; changes in the business strategy of SBS; developments in the capital markets; and the ability of ITI to complete its initial public offering; the effects of changes in the Polish television advertising markets or in ITI's business that could affect its performance of its obligations described in this release; and our success at managing the risks that arise from these factors. A more detailed discussion of some of these risks is set forth in SBS's annual report on Form 20F for the year-ended December 31, 2001.

-continued-

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:
Michael Smargiassi Brainerd Communicators
Tel: +1 212 986 6667 Fax: +1 212 986 8302 smarg@braincomm.com

Press:
Glen Dickson Brainerd Communicators
Tel: +1 212 986 6667 Fax: +1 212 986 8302 dickson@braincomm.com

Catriona Cockburn Citigate Dewe Rogerson
Tel: +44 207 282 2924 Fax: +44 207 282 8040 catriona.cockburn@citigatedr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3/7/02

SBS BROADCASTING S.A.

By:
Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer